K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

July 25, 2016
Karen Rossotto
Senior Counsel
Division of Investment Management
Securities Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Christina DiAngelo Fettig
Senior Staff Accountant
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Evanston Alternative Opportunities Fund File Numbers 333-191847; 811-22904

Dear Ms. Rossotto and Ms. Fettig:
On behalf of Evanston Alternative Opportunities Fund (the “Fund”), we submit this letter in response to certain additional comments received on July 22, 2016 and on July 25, 2016 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the Fund’s post-effective amendment number 4 to the Fund’s registration statement on Form N-2 filed on June 27, 2016 (the “Registration Statement”).  Any terms not defined herein have the meanings ascribed to them in the Registration Statement.
The Fund acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Fund. The Fund acknowledges that any comments or changes to disclosure in the filing provided by the SEC staff, acting pursuant to delegated authority, do not foreclose the SEC from taking any action with respect to the filing, and the Fund represents that it will not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Set forth below are the staff’s comments and the Fund’s responses.
Follow Up Accounting Staff Comments
Comment 1:  Please confirm that the expense limitation agreement will be extended through July 31, 2017.
Response:  Supplementally, the Fund so confirms.  The disclosure in the Registration Statement has been revised accordingly.

Comment 2:  Please state that “other expenses” as being estimated in accordance with Instruction 6 to Item 3 of Form N-2.
Response:  In response to the SEC staff’s comment, and as discussed telephonically with the SEC staff on July 22, 2016, the disclosure in the fee table has been revised as follows:
~~Calculated~~ Estimated based on the Fund’s net asset value as of March 31, 2016.
Disclosure Staff Comments
Comment 1:  Please include the following disclosure, in bold, on the cover page:
•
The Fund’s Shares are not listed on any securities exchange and it is not anticipated that a secondary market for the Fund’s Shares will develop.  Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.

•	The amount of distributions that the Fund may pay, if any, is uncertain.
•	The Fund may pay distributions in significant part from sources that may not be available in the future.
•
An investor may pay a sales load up to 3.00% as described in this Prospectus.  If an investor pays the maximum 3.00% sales load, the investor must experience a total return on his or her net investment of more than 3.00% in order to recover these expenses.

Response:  The requested change has been made.
Comment 2:  The Registration Statement states: “These descriptions are not intended to be complete explanations of the strategies described or a list of all possible investment strategies or methods that may be used by the Portfolio Funds.”  Please confirm that all principal investment strategies are described and no other principal strategies of the Fund will involve risks that are not disclosed.
Response:  The Fund has reviewed the disclosures in the Registration Statement and confirms that all principal strategies and related risks have been reasonably and appropriately disclosed.
Comment 3:  Please confirm that all investors will be “accredited investors.”
Response:  The Fund confirms that all investors will be “accredited investors.”  In response to the SEC staff’s comment, the disclosures under “Investor Eligibility” in the summary section of the Prospectus and “Investor Qualifications” in the body of the Prospectus have been revised as follows:
Each investor will be required to represent that he, she, or it is acquiring Shares directly or indirectly for the account of an “Eligible Investor,” which ~~includes~~ is limited to ~~any~~ “accredited investors” as defined in Regulation D under the 1933 Act. ~~In certain instances~~

~~an Eligible Investor may also include an individual or entity that has an account managed by an investment advisor registered under the Advisers Act and the advisor is subscribing for Shares in a fiduciary capacity on behalf of the account.~~
Comment 4:  The Registration Statement says: “The Fund may invest in Portfolio Funds that invest assets in securities in emerging markets.”  Please define emerging markets.
Response:  The “Emerging Market Investing” risk factor has been revised as follows:
Emerging Market Investing.  The Fund may invest in Portfolio Funds that invest assets in securities in emerging markets.  An emerging market country generally refers to a country not considered to be a developed market country, taking into account factors such as the country’s political and economic stability, and the development of its financial and capital markets; however, the Portfolio Funds may have specific and/or differing definitions for the term “emerging market.”  The value of emerging market investments may be drastically affected by political developments in the country of issuance. In addition, the existing governments in the relevant countries could take actions that could have a negative impact on the Portfolio Fund, including nationalization, expropriation, imposition of confiscatory taxation or regulation or imposition of withholding taxes on interest payments or other gains.
Comment 5:  Under “Delay in Use of Proceeds,” please confirm that proceeds will be invested within three months.  If not, please disclose the reasons for any delay.
Response:  The “Delay in Use of Proceeds” has been revised as follows:
Delay in Use of Proceeds. Although the Fund currently intends to invest the proceeds of any sales of Shares as soon as practicable after the receipt of such proceeds, but, in no event, under normal circumstances, later than three months following receipt,~~.~~ such investment of proceeds may be delayed if suitable investments are unavailable at the time or for other reasons, including delays of the closing dates of Portfolio Funds to which the Fund has subscribed or plans to subscribe. As a result, the proceeds may be invested in cash, cash equivalents, high-quality debt instruments, or other securities pending their investment in Portfolio Funds. Such other investments may be less advantageous, and, as a result, the Fund may not achieve its investment objectives.
Comment 6:  The Registration Statement says: “The Fund, however, will supplement this Prospectus from time to time to disclose any material changes in the information provided herein.”  Please remove “from time to time” from this sentence.
Response:  The requested change has been made.
Comment 7:  The Registration Statement says:  “The types of instruments the Fund may use include, but are not limited to, the following: exchange-traded funds (“ETFs”), over-the-counter (“OTC”) and exchange-traded derivatives, futures, forward contracts, swaps, swaptions, structured notes, options on future contracts, options on forward contracts, indices and currencies and other similar market access products or instruments that provide exposure to various markets, asset classes or other investments.” Please confirm that this list and related risk disclosures are appropriate to cover future investments.
Response:  The Fund has reviewed the disclosure in the Registration Statement and believes that the list is reasonable and appropriate in light of the Fund’s investments and currently-anticipated future investments and that any related risks are reasonably and appropriately disclosed.  The Fund notes that if the Fund becomes aware of any material changes in the Fund’s anticipated investments, such changes will be disclosed in a supplement to the Registration Statement.
Comment 8:  On page A-1, the third paragraph states: “The net of fees Portfolio Composite’s performance shown is based on gross of fee Portfolio Composite performance adjusted to deduct the fees and expenses (taking into account expense caps) of the Class I Shares of the Fund. The net of fees Portfolio Composite’s performance would be lower had the expense limitation not been taken into account. The net of fees Portfolio Composite’s performance reflects the management fee calculated at an annual rate of 1.20% of the aggregate value of the Fund’s outstanding Shares determined as of the last calendar day of each month (before any repurchases of Shares and prior to the management fee being calculated) and does not take into account the Adviser’s contractual agreement, which was in effect until June 30, 2015, to waive a portion of the management fee.”  Please confirm the disclosure is consistent with Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996).
Response:  As previously communicated to the SEC staff in our letter dated January 17, 2014, the disclosure was revised to present past performance of the Portfolio Composite adjusted to reflect all of the Fund’s expenses listed in the fee table applicable to the Class I Shares of the Fund, and does not reflect the deduction of the front-end sales charge or the Distribution and Service Fee applicable to Class A Shares.  Supplementally, the Fund is not aware of any precedent in the staff’s line of no-action letters with respect to investment company related performance that requires such performance to be calculated to reflect any sales loads. The Fund’s related performance has been calculated using industry best practice performance standards and the Fund believes that to deviate from those standards by calculating the performance to reflect sales loads may create confusion for investors.
The Fund discloses that the Portfolio Composite contained in the related performance has been calculated using all fees and expenses of the Fund (taking into account expense caps) of the Class I Shares of the Fund.  The Fund believes that the disclosure preceding the presentation of the related performance sufficiently discloses all material differences between the Fund’s performance and the related performance, such that the related performance information is not presented in a misleading manner.
Comment 9:  In the Statement of Additional Information, please describe the limitations under the Investment Company Act of 1940, as amended, relating to the limitations on borrowing, issuing securities, and making loans.
Response:  In response to the SEC staff’s comment, the following disclosure has been added following the list of fundamental policies:

Borrowing. The 1940 Act permits the Fund to borrow money in amounts of up to one-third of its total assets, at the time of borrowing, from banks for any purpose (the Fund’s total assets include the amounts being borrowed). To limit the risks attendant to borrowing, the 1940 Act requires the Fund to maintain at all times an “asset coverage” of at least 300% of the amount of its borrowings, not including borrowings for temporary purposes in an amount not exceeding 5% of the value of its total assets. “Asset coverage” means the ratio that the value of the Fund’s total assets (including amounts borrowed), minus liabilities other than borrowings, bears to the aggregate amount of all borrowings.
Senior Securities. “Senior securities” are defined as Fund obligations that have a priority over the Fund’s shares with respect to the payment of dividends or the distribution of Fund assets.  Although the Fund has no current intention to issue preferred shares, under the 1940 Act, the Fund is not permitted to issue preferred shares unless immediately after such issuance the total asset value of the Fund’s portfolio is at least 200% of the liquidation value of the outstanding preferred shares plus the amount of any senior security representing indebtedness (i.e., such liquidation value and amount of indebtedness may not exceed 50% of the Fund’s total assets).
Making Loans. Although the 1940 Act does not prohibit the Fund from making loans, SEC staff interpretations currently prohibit funds from lending more than one-third of their total assets, except through the purchase of debt obligations or the use of repurchase agreements. A repurchase agreement is an agreement to purchase a security, coupled with an agreement to sell that security back to the original seller on an agreed-upon date at a price that reflects current interest rates. The SEC frequently treats repurchase agreements as loans.
Comment 10:  Confirm that, to the extent practicable, the Fund will look through to the underlying funds when determining its concentration.
Response:  Supplementally, the Fund confirms that, to the extent practicable, the Fund will look through to the underlying funds when determining its concentration.
Comment 11:  Confirm that shareholders cannot nominate board members.
Response:  Supplementally, the Fund confirms that shareholders cannot nominate board members.
Comment 12:  Confirm that there were no side pockets at the Evanston Alternative Opportunities Fund level as of March 31, 2016.
Response:  Supplementally, the Fund confirms there were no side pockets at the Evanston Alternative Opportunities Fund level as of March 31, 2016.

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We believe that this submission fully responds to your comments. Please feel free at any time to call me at 617-951-9209 or Clair E. Pagnano at 617-261-3246.
Sincerely, /s/ Pablo J. Man
cc:	Scott Zimmerman Evanston Capital Management, LLC Michael S. Caccese Clair E. Pagnano K&L Gates LLP